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                                                                 EXHIBIT O
                                     (Proposed Notice Pursuant to Rule 22f)

                                                (Release No. 35-          )

FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")


October   , 1996

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November , 1996 to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Consolidated Natural Gas Company, et al. (70-    )
__________________________________________________

	Consolidated Natural Gas Company ("Consolidated"), CNG Tower, Pittsburgh, Pennsylvania 15222-3199, a registered holding company, and its wholly-owned non-utility subsidiary, CNG Energy Service Corporation ("Energy Services"), One Park Ridge Center, Pittsburgh, Pennsylvania 15244-0746, have filed an application-declaration under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.

	Energy Services, pursuant to various orders issued by the Securities and Exchange Commission ("SEC" or "Commission") beginning in 1987 (See order dated February 27, 1987, Release No. 35-24329, File No. 70-7225), engages in the gas marketing and power generation business. Consolidated and Energy Services are collectively referred to as the "Applicants."

	The Applicants seek authority for Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to include that of marketing power and other energy commodities (in addition to natural gas), fuel management and other energy related activities as described in more detail below. The Applicants also seek authority to provide up to $250 million in guarantees or other credit support to subsidiaries engaged in energy commodity marketing activities ("Marketing Subsidiaries"). The $250 million limit does not apply to gas marketing activities for which Energy Services already has authorization or which will be conducted through Marketing Subsidiaries; financing of such gas marketing activities would occur either pursuant to Rule 52 or, as to Energy Services, through the CNG System omnibus financing authorization in Commission order dated March 28, 1996, HCAR No. 26500.

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	The Applicants propose that Energy Services and the Marketing
Subsidiaries engage in all forms of brokering and marketing transactions involving energy commodities, including electricity, natural gas, coal, oil, other hydrocarbons, wood chips, wastes and other combustibles, at wholesale and at retail. Marketing Subsidiaries may be corporations, partnerships, limited liability companies, joint ventures or other entities in which Energy Services may have a 100% interest, or a majority or a minority equity or debt position with nonaffiliates. It is also proposed that Energy Services and the Marketing Subsidiaries provide incidental related services, such as fuel management, storage and procurement. Energy Services and its Marketing Subsidiaries are collectively referred to as "Marketing Companies."

	The Applicants propose that a Marketing Company conduct such activities without regard to the location or identity of customers or source of revenues. However, the Applicants request the Commission to reserve jurisdiction over any activities by a Marketing Company outside the United States, pending completion of the record in this proceeding. Specifically, a Marketing Company will not make any sales of electricity or natural gas to retail customers in any state unless authorized or permitted to make such sales under applicable state laws or regulations.

	To the extent that it may not already be authorized to do so, Energy Services also requests authorization for itself or the Marketing Subsidiaries to acquire or construct physical assets that are incidental and reasonably necessary in the day-to-day conduct of marketing operations, such as oil and


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gas storage facilities, gas, oil or coal reserves, or a pipeline spur needed for deliveries of fuel to an industrial customer. The Applicants represent, however, that a Marketing Company will not acquire any assets or make any retail sales of energy commodities if, as a result of the transaction, it would become a "public utility company" within the meaning of the Act.

	Energy commodity marketing transactions may take a variety of different forms. In general, these transactions involve contracts under which the performance of the parties is expressed in terms of the obligation to make or take physical delivery of electricity, gas or other energy commodities, as well as the purchase and sale of commodity-based derivative contracts, such as options, swaps and exchange-traded futures contracts, under which physical delivery may or may not in fact occur. Arbitrage transactions may also occur through which one form of energy may be exchanged for another form of energy.

	The Marketing Companies will take appropriate measures in the normal course of their business to mitigate the risks associated with electric power and fuel purchases or sales contracts. Such measures may include matches between long-term firm or variable price electric power sales contracts and long-term firm or variable price fuel purchase contracts. The Marketing Companies also may hedge fuel price risk through the purchase of fuel or fuel reserves or options on fuel reserves.





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	In addition, the Marketing Companies may purchase or sell commodity-based derivative instruments, such as electricity or gas futures contracts and options on electricity or gas futures, similar to those traded on the New York Mercantile Exchange, and gas and oil price swap agreements and other, primarily commodity-based, derivative instruments.

	Energy Services currently engages in gas-related derivatives in order to hedge against commodity price risks inherent in its gas marketing business. Energy Services intends to engage in transactions involving both gas, power and other fuel capacity rights, rate swaps and other commodity-based derivative products that may be developed for use in the energy markets in which it will participate in the ordinary course of its business as an energy company.
Energy Services will need to use such products in order to remain competitive in such markets.

	Energy Services may engage in energy commodity marketing activities with the gas utility companies in the Consolidated System or other affiliates in the Consolidated System on the same market terms that would be available to nonaffiliate customers of Energy Services.

	All proposed brokering and marketing activities, including the fuel-for-energy and energy commodity brokering and marketing activities, will be conducted by personnel of Energy Services.




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	It is proposed for Energy Services to raise funds for the purposes described herein by (i) selling shares of its common stock, $1.00 par value, to Consolidated at an amount greater than par up to a maximum of $10,000 per share, (ii) open account advances as described below, or (iii) long-term loans from Consolidated, in any combination thereof. Transactions in amounts in excess of $250,000,000 used to engage in energy commodity marketing activities (in addition to natural gas) will occur pursuant to Rule 52. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

	(1)	Open account advances may be made to Energy Services to provide working capital and to finance the activities authorized by the
		SEC.  Open account advances will be made under letter agreement
		with Energy Services and pursuant to a note issued by it, and will
		be repaid on or before a date not more than one year from the date
		of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate for
		commercial paper and/or revolving credit borrowings.  If no such
		borrowings are outstanding, the interest rate shall be predicated
		on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

	(2)	Consolidated may make long-term loans to Energy Services for the financing of its activities.  Loans to Energy Services shall be
		evidenced by long-term non-negotiable notes of Energy Services


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		(documented by book entry only) maturing over a period of time (not in excess of 30 years) to be determined by the officers of
Consolidated, with the interest predicated on and equal to
Consolidated's cost of funds for comparable borrowings.  In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for
		comparable debt issuances published in Salomon Brothers Inc. Bond
Market Roundup or similar publication on the date nearest to the
		time of takedown.  All loans may be prepaid at any time without premium or penalty.

	Consolidated will obtain the funds required for Energy Services through internal cash generation, issuance of long-term debt securities, borrowings under credit agreements or through other authorizations approved by the Commission.

	By order dated March 28, 1996, Release No. 35-26500, File No. 70-8667, the SEC authorized Consolidated, through March 31, 2001, to enter into guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to the obligations of Energy Services and other applicants in such proceeding. The aggregate amount of all such arrangements would not
exceed $2 billion.   Guarantees by Consolidated of Energy Services' obligations arising in connection with it engaging in energy commodity marketing activities would occur under such authorization. Energy Services requests the authority



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to provide the same type of credit support, in an amount not to exceed an aggregate of $250 million, to its Marketing Subsidiaries as it may be able to obtain from Consolidated.

                        ____________________________

	For the Commission, by the Division of Investment Management, pursuant to delegated authority.

	Jonathan G. Katz
	Secretary